Van Skilling
PO Box 1620
Saratoga, WY 82331

Mr. Henry Riner
925 Walden Lane
Lake Forest, IL  60045

Dear Hank,

First of all, let me say how everyone on the Onvia Board is at the fact that you’ll be joining Onvia as CEO.  The whole team at the company was impressed with your background and the experience you bring, as we have been all along.

Here is what I believe is our agreement.  Please let me know if I have misunderstood anything we discussed.

Your title will be President and CEO, reporting directly to the Board of Directors, and you will be elected to the Board at the first Board meeting after your arrival at the company.

Your starting salary will be at $350,000 per year, payable on the standard Onvia payroll schedule.

Calendar 2010 bonus to be guaranteed at 75,000.  Calendar 2011 bonus will be targeted at 200,000, based on goals to be mutually agreed upon, specifically including EPS and revenue growth targets.  We will also craft an overachievement formula for results significantly above plan, which could result in bonus payments above the at-target amount.

Options to be granted to you for 180,000 common shares at the market price on the day of the grant which will be the day you report for full time employment.  These options will vest on the standard Onvia schedule, 20% after one year of service and monthly thereafter.

In case of your termination other than for cause as normally defined, one year of base salary continuation will be paid as severance, on the normal Onvia payroll schedule.  If you are terminated for cause or resign voluntarily no severance will be paid.

In case of a change-in-control of the ownership of the company, your option vesting will accelerate immediately by one year (e.g. if you are one year vested, you will become 2 years vested). If within 12 months of such change in control you are terminated by the acquiring company (other than for cause) or trigger your own departure for reasons typically covered by “good reason” (e.g. forced relocation, meaningful diminution of duties or compensation), your remaining unvested equity will vest immediately.

There are generally accepted definitions for what constitutes “change-in-control”, “cause”, and “good reason” which we can discuss at more length if you would like.  My objective in this letter is to get agreement on the underlying facts; we can create definitions later if you feel that it is necessary.

Employee benefits to be the same as those of the other senior officers at Onvia.

Reimbursement of reasonable relocation expense for you and your family, specifically including air travel and shipment of household goods and automobiles, and up to six months of reimbursement for reasonable rental housing in the Seattle area, not to exceed $2,500/month.  All expenses associated with buying and selling of houses will be your responsibility.

Hank as you know we have sensitive timing issues both because of our internal candidate and because of SEC reporting requirements for publicly traded companies, so for reasons you understand we need to reach closure quickly.  Our agreement is that the offer is contingent on you reporting to work full time at Onvia within a maximum of 30 days after your agreement to join Onvia.

Hank, I am personally very excited at the prospect of working with you.  Please sign and date the document and return it to me by email or fax. I am currently in Wyoming where my fax number is 307-326-8332.

Sincerely,

D. Van Skilling

Accepted:

/s/ Henry Riner
Henry Riner

Date: August 30, 2010